

November 14, 2023

Norma Chu
Chief Executive Officer
DDC Enterprise Limited
Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road
Sheung Wan, Hong Kong

> **Re: DDC Enterprise Limited**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed November 8, 2023**
> **File No. 333-272689**

Dear Norma Chu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment 6 to Form F-1 Filed on November 8, 2023

Cover page

1. We note your revised Exhibit 107 and disclosures throughout the filing that you are registering 244,375 Class A Ordinary Shares underlying the underwriters' warrants. Please revise your cover page to discuss these warrants.

Prospectus Summary
Our Securities, page 34

2. We note your disclosure that your shareholders will approve the Share Consolidation of your authorized shares at a ratio of 1-for-16 shares, which will be effectuated before the consummation of your initial public offering. If the reverse stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and all related

disclosures throughout your filing to retro-actively reflect the reverse stock split. If the reverse stock split will occur after the effectiveness of your registration statement, please provide appropriate pro forma disclosures throughout your filing. Please advise or revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 121

3.   We note your disclosures about certain significant short-term and long-term bank borrowings with HSB and BOC on pages 121 and 122, respectively, that these borrowings were each repayable by September 2023. Please update these disclosures given that this prospectus is dated after such dates.

Management
Employment Agreements with Executives, page 170

4.   We note that you removed disclosure relating to your agreements with your directors. However, we note that you previously filed a form of agreement with your independent directors as Exhibit 10.2. Please revise to discuss.

Exhibit 107 - Calculation of Filing Fee Table, page II-5

5.   We note that your Exhibit 107 states that the par value of your Class A ordinary shares is $0.0001 per share, while your filing states that it is $0.016. Please revise to clarify. Refer to comment 11 in our letter dated July 7, 2023.

Part II
Information Not Required in Prospectus
Exhibit Index
Exhibit 5.1 - Opinion of Travers Thorp Alberga, page II-5

6.   We note the statement that the opinion relates to the offering of "certain Class A Ordinary shares." Please have counsel provide a revised opinion that states the number of shares to be offered, including the underwriters' overallotment amount and the shares underlying the underwriters' warrants. Refer to comment 11 in our letter dated July 7, 2023.

Exhibit 5.3 - Opinion of Grandall Law Firm (Shanghai) regarding certain PRC law matters, page II-5

7.   We note that counsel removed its consent to the reference to its firm under the caption "Legal Matters." We further note that counsel did not sign this opinion. Please have counsel file a revised signed opinion that expressly consents to the reference to its firm under the caption "Legal Matters" in the prospectus. Refer to comment 13 in our letter dated July 7, 2023.

<u>General</u>

8.   We note that you have four brands in your portfolio, which include Mengwei. Refer to your U.S. corporate website and your free writing prospectus, filed on November 8, 2023. However, we note your disclosures that as of August 2023, all contractual arrangements with Mengwei have been terminated. Please advise or revise.

9.   Please tell us how your free writing prospectus, filed on November 8, 2023, complies with Rule 433(c)(2) of the Securities Act or revise.

     Please contact Ernest Greene at 202-551-3733 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence Venick